SOUTHWESTERN RESOURCES CORP. NEWS RELEASE Shareholders' Rights Plan Ratified and Confirmed

January 23, 2008

Vancouver, British Columbia - Southwestern Resources Corp. (SWG-TSX) (“Southwestern" or the "Company") is pleased to announce that its shareholders, by a majority of votes cast at a special meeting held today, ratified and confirmed its Shareholders' Rights Plan.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontarioand trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities, the inherent uncertainty of litigation, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance and the adequacy and availability of insurance coverage. These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements.

For more information please contact:

David Black, Chairman
Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525